# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: QXO, Inc., CIK 0001236275
CUSIP: 82846H405
Title of class of securities: Common Stock, $0.00001 par value
Address of issuer's principal executive offices: 5 American Lane, Greenwich, Connecticut (CT), 06831
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-187620
Filed by CIK 0001732960

## Reporting persons
- MFN Partners, LP: type of reporting person: partnership (PN); sole voting power 0; shared voting power 46,908,701; sole dispositive power 0; shared dispositive power 46,908,701; aggregate amount beneficially owned 46,908,701 (11.5% of the class)
- MFN Partners GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 46,908,701; sole dispositive power 0; shared dispositive power 46,908,701; aggregate amount beneficially owned 46,908,701 (11.5% of the class)
- MFN Partners Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 46,908,701; sole dispositive power 0; shared dispositive power 46,908,701; aggregate amount beneficially owned 46,908,701 (11.5% of the class)
- MFN Partners Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 46,908,701; sole dispositive power 0; shared dispositive power 46,908,701; aggregate amount beneficially owned 46,908,701 (11.5% of the class)
- Michael F. DeMichele: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 46,908,701; sole dispositive power 0; shared dispositive power 46,908,701; aggregate amount beneficially owned 46,908,701 (11.5% of the class)
- Farhad Nanji: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 46,908,701; sole dispositive power 0; shared dispositive power 46,908,701; aggregate amount beneficially owned 46,908,701 (11.5% of the class)

## Item 1. Issuer
Name of issuer: QXO, Inc.
Address of issuer's principal executive offices: 5 American Lane, Greenwich, CT 06831

## Item 2. Person Filing
Name of person filing: This Amendment No. 1 to Schedule 13G is filed by (i) MFN Partners, LP (the "Partnership"); (ii) MFN Partners GP, LLC ("MFN GP"), as the general partner of the Partnership; (iii) MFN Partners Management, LP ("MFN Management"), as the investment adviser to the Partnership; (iv) MFN Partners Management, LLC ("MFN LLC"), as the general partner of MFN Management; (v) Michael F. DeMichele, as a managing member of MFN GP and of MFN LLC; and (vi) Farhad Nanji, as a managing member of MFN GP and of MFN LLC (each, a "Reporting Person" and collectively, the "Reporting Persons"). Reference is hereby made to the Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on July 29, 2024 (as so amended, the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined. The securities reported herein are directly held by the Partnership and each of the Reporting Persons disclaims beneficial ownership of such shares except to the extent of its or his pecuniary interest therein. The items included in this Amendment No. 1 are hereby amended and restated.
Address of principal business office or, if none, residence: c/o MFN Partners Management, LP, 222 Berkeley Street, 13th Floor, Boston, MA 02116
Citizenship: The Partnership is a Delaware limited partnership. MFN GP is a Delaware limited liability company. MFN Management is a Delaware limited partnership. MFN LLC is a Delaware limited liability company. Michael F. DeMichele is a citizen of the United States and Farhad Nanji is citizen of Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this item is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference.
Percent of class: The information required by this item is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference. Percentage ownership is based on 409,430,195 shares of Common Stock outstanding as of November 6, 2024, as reported in the Issuer's Report on Form 10-Q for the period ended September 30, 2024 filed with the Securities and Exchange Commission on November 13, 2024.
Sole power to vote or to direct the vote: The information required by this item is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by this item is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by this item is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by this item is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- MFN Partners, LP: /s/ Jonathan Reisman, Jonathan Reisman, Authorized Person (02/12/2025)
- MFN Partners GP, LLC: /s/ Jonathan Reisman, Jonathan Reisman, Authorized Person (02/12/2025)
- MFN Partners Management, LP: /s/ Jonathan Reisman, Jonathan Reisman, Authorized Person (02/12/2025)
- MFN Partners Management, LLC: /s/ Jonathan Reisman, Jonathan Reisman, Authorized Person (02/12/2025)
- Michael F. DeMichele: /s/ Michael F. DeMichele, Michael F. DeMichele, individually (02/12/2025)
- Farhad Nanji: /s/ Farhad Nanji, Farhad Nanji, individually (02/12/2025)